Mail Stop 3561

October 10, 2006

<u>BY U.S. Mail and Facsimile</u>

Mr. Ernest Staggs
 Chief Financial Officer
BRAVO RESOURCE PARTNERS LTD.
2993 South Peoria Street, Suite 302
Aurora, Colorado 80014

> **Re: Bravo Resource Partners Ltd.**
> **Supplemental response letter dated September 29, 2006 regarding the**
> **Form 10-KSB for fiscal year ended July 31, 2005 and Forms 10-QSB for**
> **quarters ended October 31, 2005, January 31, 2006 and April 30, 2006**
> **File No. 0-30770**

Dear Mr. Staggs:

We have reviewed your supplemental response letter to us dated September 29, 2006 in response to our letter of comment dated July 20, 2006 and have the following comments. We think you should revise your document in future filings, beginning with the fiscal year ended July 31, 2006 Annual Report on Form 10-KSB, in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Please respond to confirm that such comments will be complied with, or, if certain of the comments are deemed inappropriate, advise the staff of your reason. Your response should be submitted in electronic form, under the label "corresp" with a copy to the staff. Please respond within 5 business days.

FORM 10-KSB (Fiscal Year Ended July 31, 2005)

General

1.   Please file your supplemental response letter to us dated September 29, 2006 on EDGAR as correspondence.

Management's Discussion and Analysis

2.   We have reviewed your response to prior comment 4. Please confirm that you will disclose this information in your fiscal year ended July 31, 2006 Annual Report on Form 10-KSB, when filed. The information should be discussed in MD&A as pertaining to the activity occurring for fiscal year 2005, as appropriate.

Financial Statements

Consolidated Statements of Operations and Comprehensive Loss

3.   We have reviewed your response to prior comment 7, particularly with respect to the discussion of State Financial Holdings, Inc. As it is unclear to us how you accounted for the initial transactions of acquiring the receivables portfolios and State Financial Holdings, Inc.'s investment, if any, in the receivables portfolio, along with the computation of the gain on debt settlement from transferring the portfolio to State Financial in exchange for release of debt, please provide us with an analysis of the transaction entries recorded by you from the period of January 2004 through the October 2004 settlement period, explaining the purpose of each transaction. Also, with respect to your response regarding Asset Solutions (Hong Kong) Limited, please include such disclosure in future filings.

Consolidated Statements of Cash Flows

4.   We have reviewed your response to prior comment 9. Please tell us the nature of each of the first and second agreements with State Financial Holdings, including the amount of cash investments. It is unclear whether either of these agreements refers to your jointly purchased consumer debt portfolio with State Financial Holdings in April 2004. Tell us your initial investment in this joint agreement and explain why the initial investment and any subsequent investments would not be accounted for under the equity method of accounting for this joint venture. It appears from your response that you will reclassify the investing line items "acquisition of receivables portfolios" and "collection of receivables portfolios" to operating activities as requested. Please confirm, and clarify for us that none of these amounts represent any investment in State Financial Holdings or your joint venture with them. Also, we note from your response that you are preparing the requested reconciliation of these previously classified cash flow investing line items along with the operating cash flow line item, "write-down of receivables portfolio," with

the Canadian dollar and U.S. dollar amounts disclosed in Note 3 to the financial statements. Please provide this information in your next response letter.

Note 2. Significant Accounting Policies

5.   We have reviewed your response to prior comment 12. We reissue our original comment. *"Please disclose and tell us your policy for assessing the impairment of long-lived assets, such as the Alpine equipment, and your policy for accounting for investments in television series projects. With regard to impairment of long-lived assets, please tell us how you plan to recover your investment in light of your absence of revenue generating activities."* Please disclose the applicable portions to include in your significant accounting policies for assessing the impairment of long-lived assets. In addition, your policy should be expanded to address paragraphs 7 through 9 of SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets."

Note 6. Supplemental Disclosures with Respect to Cash Flows

6.   We have reviewed your response to prior comment 10 regarding the acquisition of property and equipment from Alpine Pictures, Inc., a related party. Transfers of assets between a company and related parties should generally be recorded at historical cost of the transferor. Please tell us the transferor's historical cost of these assets if different from the fair value of the assets acquired. Also, provide us with a copy of the negotiated contract. Reference is made also to SFAS No. 57, paragraph 3.

Item 8. Change in and Disagreements with Accountants on Accounting and Financial Disclosure

7.   We have reviewed your response to prior comment 14. It does not appear you have filed the required Form 8-K with us on EDGAR. Please file an Item 4.01 Form 8-K immediately that contains the disclosure requirements of Item 3.04 of Regulation S-B, including an Exhibit 16 letter from the former accountants, Davidson & Company, Chartered Accountants, addressed to us indicating whether or not they agree with your disclosures.

8.   For clarity, please expand your disclosures under Item 8 to include the first two sentences of your response. You should also disclose, if true, that Davidson & Company had audited your Canadian GAAP financial statements for the fiscal years ended July 31, 2003 and 2004, as filed with the Canadian authorities, and that Dohan and Company, CPAs, audited your United States GAAP financial statements for the fiscal years ended July 31, 2003 and 2004, as filed with the U.S. Securities and Exchange Commission.

Item 8A. Controls and Procedures

9.   We have reviewed your response to prior comment 15. Please ensure that both your Chief <u>Executive</u> Officer and Principal (<u>Chief</u>) Financial Officer conclude on the effectiveness or ineffectiveness of your disclosure controls and procedures.

Other

10.   We note you inadvertently did not provide the requested written acknowledgment included on pages 5 and 6 of our prior comment letter dated July 20, 2006. As such, we have reiterated such request in this letter.

FORMS 10-QSB (Quarters Ended October 31, 2005 and January 31, 2006)

Note 3. Accounts Receivable

11.   We have reviewed your response to prior comment 16. It is unclear, however, why this arrangement is not related to your central operations (i.e., or a byproduct of these operations) or whether this consultation agreement with Box Office Productions II, LLC, ("BOP II") will be an ongoing activity whereby such consultation and administrative services would then be reflected as "other revenues," rather than "other income."   We note your current intended central operations pertain to film editing, multi-media, and television production, whereas BOP II appears to be in a similar industry. Please revise in future filings, or advise in more detail as to the business operations of BOP II and the duration period of your contract agreement with them and your consideration of the guidance in paragraphs 87-88 of FASB Statement of Concepts No. 6.

FORM 10-QSB (Quarter Ended April 30, 2006)

Note 1. Nature and Continuance of Operations: Acquisition

12.   We have reviewed your response to prior comment 18. Please disclose this response in future filings, including the duration of the contract with Shore Drive Productions LLC and the amount of investment you will be required to invest and when any amounts will be due. We note from your response that this agreement is intended to start your business operations, but that there has been no activity to date.

Note 8. Subsequent Events

13.   We have reviewed your response to prior comment 19. Please disclose this response in future filings.

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We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

· the company is responsible for the adequacy and accuracy of the disclosure in the filing;

· staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

· the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

Closing

You may contact Ms. Beverly A. Singleton, Staff Accountant, at (202) 551-3328, or Mr. Lyn Shenk, Assistant Chief Accountant, at (202) 551-3380 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3211 with any other questions.

Sincerely,

David R. Humphrey
Branch Chief